

April 30, 2015

Via E-mail
Jonathan Duskin
Chief Executive Officer and Portfolio Manager
Macellum Capital Management LLC
1270 Avenue of the Americas
New York, New York 10020

Re: **The Children's Place, Inc.**
        Soliciting Material filed pursuant to Rule 14a-12 under cover of Schedule 14A
        Filed April 27th, 2015 by Macellum Capital Management LLC et al.
        File Number: 000-23071

Dear Mr. Duskin,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

        Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

        After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

DFAN14A filing made on April 27, 2015

1. Please provide us, with a view toward republication, of the bases for these statements:

"Poor capital allocation decisions, in our view – $399 million of capital expenditures over five years, which includes a store footprint expansion initiative that was later reversed" at slide 7 in light of the fact that the referenced North American expansion plan may have been completed and not abandoned;

"Superior and stable cash flow generation (but without growth during the Board's tenure)" at slide 13 given that six of the current Board members joined the Board within the last five years, and cash flow from operations has improved from the year preceding Ms. Elfers' appointment and the reconstitution of the Board;

"Inventory Turns – 4.9x and 3.7x….In fact, the Company is carrying 44% more inventory on a comparable sales level in the fourth quarter of 2014 compared to the fourth quarter of 2010" at slides 17 and 19, in light of a 4.2x figure based on inventory valued under the registrant's current valuation method and its use of the cost method since 2010.

Macellum
c/o Mr. Jonathan Duskin
April 30, 2015
P a g e | **2**

2. At slide two, the participants disclaim responsibility for the accuracy or completeness of certain publicly available information contained in the presentation. The suggestion that the participants are not responsible for the accuracy of the information that they have chosen to include in the presentation is inconsistent with Rule 14a-9. Please advise or undertake to include a corrective statement in the next public filing made by the participants.

3. The participants stated in their initial proxy statement at page 7 that EBITDA Margin in 2010 was 11.7% but state in the presentation at slide 17 that EBITDA Margin in 2010 was 12.2%. Please advise us, with a view toward revised disclosure, which of these assertions is correct.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Andrew M. Freedman, Esq.
Megan M Reda, Esq.
Olshan Frome Wolosky LLP